SGOCO TECHNOLOGY LIMITED
Guanke (Fujian) Electron Technological Industry Co., LTD
Xiaban Industrial Estate, Meiling, Jinjiang
Fujian, China 362200
Phone: 86-595-82005598

April 2, 2010

Dear Burnette Or:

JOB OFFER

This is an amended and restated offer, effective as of April 1, 2010. SGOCO Technology Limited (the “Company” or “SGOCO”) is pleased to offer you a job as a President and Chief Executive Officer of SGOCO Technology Limited. We trust that your knowledge, skills and experience will be among our most valuable assets. This Agreement supersedes all prior written agreements between you and the Company.

Should you accept this job offer, per company policy you'll be eligible to receive the following beginning on your hire date.

•	Salary: You have agreed to waive all salary for the 2010 fiscal year.
•	Performance Bonuses:
•	To be determined at year end.
•	Stock Options:
•	To be determined after a stock option plan is put into place.
•	Benefits:
▪	Optional Monthly Housing and Transportation Allowance.
▪	Vacation, sick day and personal days. (5 weeks annually)
•
Reimbursement of Business Expenses: You shall be reimbursed for all reasonable and necessary expenses paid or incurred by you in the performance of your duties. You shall provide Company with original receipts for such expenses.

•
At-Will Employment: Either party may terminate this Agreement by written notice at any time for any reason or for no reason. This Agreement is intended to be and shall be deemed to be an at-will employment Agreement and does not constitute a guarantee of continuing employment for any term.

•
Nondisclosure Agreement: You agree to sign Company’s standard Employee Nondisclosure Agreement and Proprietary Rights Assignment as a condition of your employment. We wish to impress upon you that we do not wish you to bring with you any confidential or proprietary material of any former employer or to violate any other obligation to your former employers.

•
Entire Agreement: This Agreement sets forth the entire Agreement between the parties pertaining to the subject matter hereof and supersedes all prior written agreements and all prior or contemporaneous oral Agreements and understandings, expressed or implied.

To accept this job offer:

1.	Sign and date this job offer letter where indicated below.
2.	Return all pages of the signed and dated documents.

We at SGOCO hope that you'll accept this job offer and look forward to welcoming you aboard.

Sincerely,

/s/ Burnette Or

SGOCO Technology Limited

Accept Job Offer
By signing and dating this letter below, I accept the job offer of President and Chief Executive Officer by SGOCO Technology Limited.

Signature:	/s/ Burnette Or	Date:	2010. 04. 20.